FPA NEW INCOME FUND, INC.

RESULTS OF SPECIAL MEETING

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held May 1, 2006:

1. With respect to the election of six directors by shareholders:

Votes For Votes
Withheld
Willard H. Altman, Jr.
76,230,581
1,529,278
Alfred E. Osborne, Jr.
76,269,322
1,490,537
A. Robert Pisano
76,244,710
1,515,149
Patrick B. Purcell
76,211,112
1,548,747
Robert L. Rodriguez
75,071,357
2,688,502
Lawrence J. Sheehan
76,190,939
1,568,920

2. With respect to a new Investment Advisory Agreement with Resolute, LLC, to take effect on or about October 1, 2006, a total of 54,110,078 shares voted for, 1,087,030 shares voted against, and 1,266,745 shares abstained.